Mail Stop 3561

      							July 25, 2006


Mr. Charles H. Turner
Executive Vice President, Finance
Pier 1 Imports, Inc.
100 Pier 1 Place
Forth Worth, TX  76102

	Re:	Pier 1 Imports, Inc.
		Form 10-K for the Year ended February 25, 2006
		File Number 1-07832

Dear Mr. Turner:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending February 26, 2006
Gift cards, page 31

1. You disclose that that the gift card breakage rate is based upon historical redemption patterns. Tell us and disclose the periods over which this breakage is typically recorded and the amounts recognized in each year reported. Please provide us a summary of your historical gift card breakage pattern and your calculation of your estimated gift card breakage rate. Also, please tell us if the gift cards expire or if they can be redeemed indefinitely.

Note 1 - Summary of Significant Accounting Policies, page 41
Basis of consolidation, page 41

2. Tell us and revise your disclosure to explain why you have only eliminated material intercompany transactions and balances rather than all intercompany transactions and balances. Show us what your disclosure will look like revised. See Rule 3A-04 of Regulation S-X.

Note 3 - Discontinued Operations, page 49

3. We note your disclosure on page 17 that the Pier was sold on March
20, 2006 for approximately $15 million. Tell us and disclose whether you recognized any gain or loss on this sale, in light of the $7.4 million impairment charge recorded in fiscal 2006.

Note 14 - Commitments and Contingencies, page 72

4. Please advise or revise to disclose additional information regarding each of the material pending legal proceedings in accordance with SFAS 5.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that


* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Kathleen Kerrigan, Staff Accountant, at
(202)
551-3369 or Donna DiSilvio, Senior Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3841 with any other questions.

								Sincerely,



								Michael Moran
						Accounting Branch Chief
Mr. Charles H. Turner
Pier 1 Imports, Inc.
July 25, 2006
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